UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. 1)*

VOCALTEC COMMUNICATIONS LTD.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE OF NIS 0.13

 (Title of Class of Securities)

M97601112

 (CUSIP Number)

December 31, 2009

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M97601112	SCHEDULE 13G	Page 2 of 5 Pages

1.		NAMES OF REPORTING PERSONS: Lehman Brothers Bankhaus AG (i. Ins.)
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 168,425
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 168,425
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,425
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.9%
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

CUSIP No. M97601112	SCHEDULE 13G	Page 3 of 5 Pages

Explanatory Statement

This Amendment No. 1 amends the initial statement filed on Schedule 13G by Lehman Brothers Bankhaus AG (i. Ins.) (“Filer”) with the Securities and Exchange Commission (“Commission”) on October 23, 2009 with respect to the securities that are the subject of this Schedule 13G (“Securities”).

As of December 31, 2009, the Filer held the Securities in an account over which it had sole power to vote and invest.

Item 1(a).	Name of Issuer:

Vocaltec Communications Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

60 Medinat Hayehudim Street
Herzliya 46140
Israel

Item 2(a).	Name of Person Filing:

Lehman Brothers Bankhaus AG (i. Ins.)

Item 2(b).	Address or Principal Business Office, or, if None, Residence:

Rathenauplatz 1
60313 Frankfurt am Main
Germany

Item 2(c).	Citizenship:

Germany

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value NIS 0.13 per share

Item 2(e).	CUSIP No.:

M97601112

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(j)           ☒ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

CUSIP No. M97601112	SCHEDULE 13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a) Amount Beneficially Owned	168,425
(b) Percent of Class	2.9%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote	168,425
(ii) shared power to vote or to direct the vote	0
(iii) sole power to dispose or to direct disposition of	168,425
(iv) shared power to dispose or to direct disposition of	0

None of the shares set forth in this item 4 constitute shares the beneficial ownership of which the reporting person had the right to acquire within 60 days following such date.  For purposes of Item 4(b), the relevant class is the ordinary shares, par value NIS 0.13 per share of Vocaltec Communications Ltd., of which 5,742,095 shares were outstanding as of September 22, 2009, according to disclosure by Vocaltec Communications Ltd. in its proxy statement attached to Form 6-K filed with the Commission on October 6, 2009.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

CUSIP No. M97601112	SCHEDULE 13G	Page 5 of 5 Pages

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Lehman Brothers Bankhaus AG (i. Ins.) is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s).  I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 21, 2010
(Date)

LEHMAN BROTHERS BANKHAUS AG (I. INS.)

By:	/s/ Helmut Olivier
Name: Mr. Helmut Olivier
Title: Chairman